November 17, 2006

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 (the “2005 Form 10-K”)
Filed March 16, 2006

Forms 10-Q for Fiscal Quarters Ended June 30, 2006 and March 31, 2006
(the “Forms 10-Q”)
File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated November 3, 2006 (the “November 3 Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the November 3 Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

1.

We note that the auditors’ reports included in your Form 10-K for the years ended December 31, 2005 and 2004, and the year ended December 31, 2003, do not indicate that they were signed by each of the respective public accounting firms. Please

Mr. Larry Spirgel

Securities and Exchange Commission

November 17, 2006

confirm to us that in the future Form 10-K filings you will indicate on the filed audit reports that they were signed by the auditor.

The Company confirms that it will indicate on its filed audit reports that they were signed by the applicable auditor.

Consolidated Statements of Cash Flows, page 64

2.

With a view towards disclosure in future filings, please tell us the nature of the supplemental disclosure which is described as “cash paid to minority partners.” Tell us the nature of these transactions, how you accounted for them, and where they are classified within your statement of cash flows.

The supplemental disclosure in the statement of cash flows described as “cash paid to minority partners” represents the profit distribution payments to the minority shareholders of the Company’s subsidiary businesses during the respective years. This information has been presented as supplemental in response to questions from investors of the Company about these payments.

The Company distributes substantially all subsidiary profits to all subsidiary shareholders during the year. The Company records the minority shareholders profits earned each month as a current liability as the amounts are contractually payable under the terms of the subsidiary shareholder agreements. The “cash paid to minority partners” flows through the cash flows from operations as part of (i) the “net income (loss)” as the amount charged to net income as minority interest, and (ii) as a component of the change in “accounts payable, accruals and other liabilities” for the difference between the timing of recording the liability and payment of the amounts.

FASB 95 paragraph 24 states “Certain cash receipts and payment may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” The Company believes that the predominant source of cash flows, in this case, cash use for such minority shareholder distributions is a reduction of operating cash flows and not as FASB 95 paragraph 20 suggests as a financing activity.

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Mr. Larry Spirgel

Securities and Exchange Commission

November 17, 2006

Note 2 – Significant Accounting Policies, page 67

Revenue Recognition, page 69

Marketing Communications Group, page 70

3.

We note your disclosure that “for certain service transactions the Company uses the Proportional Performance model, which results in delivery being considered to occur over a period of time.” Describe this policy for us in more detail, including the nature of the service transactions, your application of this accounting model to these transactions, and your basis in the accounting literature for your accounting policy.

Nature of the Service Transactions

The Company provides various types of marketing communication services to its clients including services for customers based on an hourly rate or based on a fee for a specified project. In these circumstances, the customer contracts contain clauses that allow the Company to recover all fees for services up to the date of termination if the contract was to be terminated prior to its completion. For these arrangements, the Company has the ability to either (i) for services that deliver value ratably on an hourly basis, accurately measure the effort completed and therefore calculate an accurate revenue amount for each period reported, or (ii) for services related to specified projects, identify output measures that accurately assess progress towards completion for service transactions and recognize revenue based on the relative fair value as the deliverables occur. The following describes in more detail the approach the Company takes in applying the Proportionate Performance model.

Application and Basis of Accounting for the Proportional Performance model

The Company uses concepts in EITF 00-21 and SAB 104 in applying the proportionate performance model. In addition, the Company used the guidance found in the “Miller Revenue Recognition Guide”, written by Scott A. Taub and Teresa Dimattia and published by CCH as general guidance which is a comprehensive reference manual covering key concepts and issues that arise in determining when and how to recognize revenue. The Company also has considered the general guidance provided by the Staff on the topic as well as the 1978 FASB Invitation to Comment, Accounting for Certain Service Transactions which, although never finalized, contains guidance that is often referred to in practice.

Generally, the Company only applies the Proportionate Performance model in situations where revenues are realized or realizable as the services are performed and the revenues are earned.

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Mr. Larry Spirgel

Securities and Exchange Commission

November 17, 2006

In applying the Proportional Performance model, the Company first determines whether any of the following five factors exist that may suggest that the revenues have not been realized or earned and therefore may indicate that the Completed Performance model should be used:

•	If the seller failed to perform the final act, would the customer need to “start over”, rather than just pick up where the original vendor left off,
•	Payment terms indicate that no payment is due until the final act is performed,
•	The final act is significantly different in nature than the other acts to be performed,
•	The contracts underlying the transaction specify only the final act and other acts are performed at the seller’s discretion,
•	There is significant uncertainty as to whether the vendor can complete all of the acts in the arrangement.

Once the determination is made that the Company is not precluded from applying the Proportional Performance model, the Company then identifies the acts which trigger revenue recognition (i.e. indication that revenue has been realized or realizable and has been earned). The Company considers the following;

•	Only acts that provide value to customer are considered triggers to revenue recognition;
•	The following items are considered not to be triggering acts:
o	Task not identified in contract;
o	Task relates to vendor infrastructure or training;
o	Task is administrative;
o	Customer would not be aware the task was performed.

The Company then determines the pattern in which revenue should be recognized which is dependent on the types of services (acts) performed as follows:

Specified Number of Similar Acts

•	Equal amount of revenue per each act;

Specified Number of Non-Similar Acts

•	Allocate revenue based on relative fair value of each act if sufficient evidence of fair value (i.e. EITF 00-21);
•	Otherwise, recognize on systematic & rational basis over estimated period during which acts will be performed;
i.	Straight-line method – if no other method is more representative of the pattern in which performance takes place.

Unspecified Number of Similar Acts for a Specified Period

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Mr. Larry Spirgel

Securities and Exchange Commission

November 17, 2006

•	If a fixed period of performance, recognize ratably over the specified period during which the acts will be performed;
•	Unless, “evidence” supports that some other method is more representative of the pattern of performance.

Unspecified Number of Similar Acts for an Unspecified Period

•	Generally appropriate to recognize revenue over the estimated service period;

Based on this understanding the Company is using the Proportion Performance model for appropriate service contracts, recognizing revenue on a straight-line basis over the expected period or term of the arrangement.

*          *           *          *           *          *

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Mr. Larry Spirgel

Securities and Exchange Commission

November 17, 2006

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ Mitchell Gendel

Mitchell Gendel

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:

Melissa Hauber
Robert S. Littlepage, Jr.
      Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Steven Berns, President & Chief Financial Officer
Members of the Audit Committee
      MDC Partners Inc.

Joseph Klausner
      BDO Seidman LLP

Bruce Toner
      KPMG

Ethan Klingsberg, Esq.
      Cleary Gottlieb Steen & Hamilton LLP

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